SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____ to ____

Commission File Number: 0-20842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   PLATO Learning, Inc.
   10801 Nesbitt Avenue South
   Bloomington, MN 55437

This document contains 13 pages.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Plato Learning, Inc. Savings/Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000, and 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
June 25, 2001

PLATO LEARNING, INC.
SAVINGS/RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2000 and 1999

(Employer Identification Number 41-1646390, Plan Number 001)

	2000	1999

INVESTMENTS (Note 2):

Investments, at fair value	$7,289,869	$5,924,549

NET ASSETS AVAILABLE FOR BENEFITS	$7,289,869	$5,924,549

The accompanying notes are an integral part of these statements.

PLATO LEARNING, INC.
SAVINGS/RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2000 and 1999

(Employer Identification Number 41-1646390, Plan Number 001)

	2000	1999

ADDITIONS:

Participant contributions	$1,225,483	$995,768

Company contributions	114,654	58,620

Net appreciation in fair value of investments	9,258	293,464

Interest and dividend income	574,932	314,091

Total additions	1,924,327	1,661,943

DEDUCTIONS:

Benefits paid	558,607	718,410

Other administrative expense	400	—

Total deductions	559,007	718,410

Net increase	1,365,320	943,533

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	5,924,549	4,981,016

End of year	$7,289,869	$5,924,549

The accompanying notes are an integral part of these statements.

PLATO LEARNING, INC.
SAVINGS/RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2000 and 1999

(Employer Identification Number 41-1646390, Plan Number 001)

1.               DESCRIPTION OF PLAN

A brief description of the Plato Learning, Inc. (the “Company”) Savings/Retirement Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. Employees of the Company must complete 90 days of service to be eligible to participate in the Plan. The Company utilizes Scudder Trust Company as the Plan’s investment manager, asset custodian and record keeper.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may contribute up to 20% of their compensation, up to a maximum dollar amount which was $10,500 in 2000 and $10,000 in 1999. These contributions are deducted from participants’ salaries before income taxes are withheld. The Company may also make profit-sharing contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. The Company made profit-sharing contributions of $18,022 and $58,620 in 2000 and 1999, respectively.

Participant Accounts

Individual participant accounts are maintained by Scudder Trust Company. Each participant’s account is credited with the participant’s contribution, Plan earnings and an allocation of the Company’s contribution. Allocations are based on participant earnings, account balances or as determined by the Company.

Vesting

Participants are immediately vested in their salary deferral contribution accounts plus actual earnings thereon.

Participants vest in their discretionary Company contribution account based on the following schedule:

Vested
Years of Service	Percentage

Less than 1 year	0%

1 year but less than 2	20

2 years but less than 3	40

3 years but less than 4	60

4 years but less than 5	80

5 years or more	100

A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

Forfeitures are used to reduce future contributions made by the Company. There were no forfeitures during 2000 or 1999.

Benefit Payments

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans

Participants may borrow from the Plan, as defined in the Plan agreement, subject to appropriate limitations. All outstanding loans bear interest at 7%. The terms of the loans are set by the Company, and the maximum repayment term is generally five years.

Investment Options

The Plan offers 13 investment options: 9 mutual funds, 2 common and collective trust funds and a Company stock fund. Pursuant to the Plan agreement, a maximum of 30% of a participant’s account balance can be allocated to Company stock. Plan participants direct the investment of their accounts among these 13 options. In 2000, the Plan was amended to include two new investment options: the Scudder Stock Index Fund and the Scudder Development Fund. These funds replace the Scudder Cash Investment Trust and Scudder Global Fund as investment options.

Investment options are exposed to various risks, including those associated with overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Trustees

The trustees of the Plan during 2000 and 1999 were William R. Roach, John Murray and Patricia Hawver, officers of the Company. However, as of November 17, 2000, William R. Roach resigned as trustee and, by amendment to the Plan, was replaced by John M. Buske, Vice President of Finance and Chief Financial Officer of the Company.

2.              SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Except for the Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices.

The Stable Value Fund is recorded at contract value because it is fully benefit responsive. The contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of December 31, 2000. The average yield and crediting interest rates were approximately 6.33% as of December 31, 2000.

The increase (decrease) in unrealized appreciation (depreciation) of investments and realized gain (loss) on sale of investments are determined based on an average cost basis of the assets. The average cost basis is composed of the market values of assets: (a) on hand at the beginning of the year rather than the original cost at the time of purchase and (b) values on the date of purchase during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

During 2000, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $9,258 as follows:

Mutual funds	$(903,224)

Common/collective	(1,811)

Common stock	914,293

$9,258

Administrative Expenses

All administrative expenses are paid by the Company. Administrative expenses as of December 31, 2000 and 1999 were $6,695 and $6,055, respectively.

Payment of Benefits

Benefits are recorded when paid.

3.              INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2000 and 1999:

	2000	1999

Mutual funds-

American Century Ultra Fund, 35,463 and 23,437 shares in 2000 and 1999, respectively	$1,147,942	$1,072,935

Scudder Global Discovery Fund, 25,831 and 13,948 shares in 2000 and 1999, respectively	806,707	495,581

Scudder Large Company Value Fund, 37,471 and 35,576 shares in 2000 and 1999, respectively	1,038,710	957,337

Scudder Growth and Income Fund, 50,942 and 49,169 shares in 2000 and 1999, respectively	1,230,258	1,312,320

Scudder International Fund, 18,832 and 2,697 shares in 2000 and 1999, respectively	695,877	190,812

Scudder Pathway Moderate Portfolio, 33,453 and 24,273 shares in 2000 and 1999, respectively	402,772	340,555

Common collective trust funds-

Scudder Stable Value Fund, 620,283 and 85,791 shares in 2000 and 1999, respectively	620,283	85,791

Company stock-

Plato Learning, Inc. stock, 64,843 and 81,302 shares in 2000 and 1999, respectively	$973,734	$437,000

4.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.              TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.              ADOPTION OF STATEMENT OF POSITION 99-3

In 1999, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,” which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into Plato Learning, Inc.’s previously filed Registration Statement File No. 33-30963.

Arthur Andersen LLP

Chicago, Illinois
June 25, 2001

Schedule

PLATO LEARNING, INC.
SAVINGS/RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR

December 31, 2000

(Employer Identification Number 41-1646390, Plan Number 001)

Current
Description of Investment	Value

MUTUAL FUNDS:

*Scudder-
21st Century Fund	$37,700

Development Fund	26,859

Income Fund	240,474

Growth & Income Fund	1,230,258

Large Company Value Fund	1,038,710

Global Discovery Fund	806,707

International Fund	695,877

Pathway Moderate Portfolio	402,772

American Century Ultra Fund	1,147,942

COMMON AND COLLECTIVE TRUST FUNDS:

*Scudder Stable Value Fund	620,283

*Scudder Stock Index Fund	36,727

*PLATO LEARNING, INC. COMPANY STOCK	973,734

*PARTICIPANT LOANS (interest rate at 7%)	31,826

$7,289,869

*Represents party-in-interest.

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 29, 2001.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN

By: -s- John Murray Trustee